Exhibit 2.1

Execution Version

AMENDMENT NO. 1
TO
STOCK AND ASSET PURCHASE AGREEMENT

This AMENDMENT NO. 1, dated as of October 16, 2012 (this “Amendment”) to the Stock and Asset Purchase Agreement, dated as of July 22, 2012 (the “Purchase Agreement”), is by and between United Technologies Corporation, a Delaware corporation (the “Seller”) and GenCorp Inc., an Ohio corporation (the “Buyer”).

RECITALS

WHEREAS, the parties to the Purchase Agreement desire to amend and supplement certain terms of the Purchase Agreement as described herein; and

WHEREAS, all capitalized terms used but not defined herein shall have the meaning ascribed to such terms in the Purchase Agreement.

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:

1.           Section 5.2(a) of the Purchase Agreement is hereby amended and restated to read as follows:

“From and after the date hereof, the Buyer and the Seller shall use their respective reasonable best efforts to take, or cause to be taken, actions, and to do, or cause to be done, things necessary, proper or advisable under any Requirements of Laws to consummate and make effective in the most expeditious manner practicable the Transactions, including (i) the preparation and filing of all forms, registrations and notices required to be filed to consummate the Transactions, (ii) the satisfaction of the other Party’s conditions to consummating the Transactions, (iii) taking all reasonable actions necessary to obtain (and cooperating with each other in obtaining) any consent, authorization, order or approval of, or any exemption by, any Third Party, including any Governmental Authority (which actions shall include furnishing all information required under the HSR Act and in connection with approvals of or filings with any Governmental Authority responsible for or having jurisdiction over antitrust, competition, trade regulation, foreign investment and/or national security or defense matters) required to be obtained or made by the Buyer or the Seller or any of their respective Subsidiaries or RDA in connection with the Transactions or the taking of any action contemplated by this Agreement, including obtaining written consents for the assignment and novation of (and release of the Seller by such Third Party from) all Liabilities under each of the Leases and Contracts from any third party whose consent is required (but, for the avoidance of doubt, the Parties acknowledge that Federal Acquisition Regulation Section 42.1204(h)(3) restricts the release of the Seller from certain Liabilities), and (iv) the execution and delivery of any additional instruments necessary to consummate the Transactions and to fully carry out the purposes of this Agreement. Additionally, Buyer shall expeditiously make reasonable best efforts to reach an agreement with the staff of the U.S. Federal Trade Commission regarding the scope of any required remedy involving the business related to Liquid Divert and Attitude Control Systems.  Further, each of the Buyer and the Seller shall use all reasonable best efforts to fulfill all conditions precedent to this Agreement and shall not take any action after the date of this Agreement that would reasonably be expected to materially delay the obtaining of, or result in not obtaining, any permission, approval or consent from any such Governmental Authority necessary to be obtained prior to the Closing.”

2.           Section 5.2(f) of the Purchase Agreement is hereby amended and restated to read as follows:

“Notwithstanding anything to the contrary in this Section 5.2 or otherwise, the Buyer (i) shall have the right to choose which Assurance(s) it will make in order to comply with its obligations in this Section 5.2 (e.g., if the Buyer’s obligations under this Section 5.2 required the Buyer to divest one business line or another business line, then the Buyer would be able to elect which business line it would divest), (ii) shall be under no obligation to divest, dispose of, sell, hold separate, or restrict any business(es), product line(s) or asset(s) representing, in the aggregate, greater than one hundred million dollars ($100,000,000) of annual revenue of the Business, or of the Buyer and its Subsidiaries, in each case with respect to the fiscal year ended 2011, and (iii) shall not be obligated to appeal, vacate, lift, reverse or overturn any Court Order, whether temporary, preliminary or permanent, that prohibits, prevents, or restricts the consummation of the Transactions.”

3.           Section 10.1(e) of the Purchase Agreement is hereby amended and restated to read as follows:

“By the Seller if the condition set forth in Section 8.2 has not been satisfied by May 1, 2013; provided, further, that the right to terminate this Agreement under this Section 10.1(e) shall not be available after June 30, 2013; and provided, further, that the Seller shall not be entitled to terminate under this Section 10.1(e) if its failure to fulfill its obligations under Section 5.2 shall have been the cause of, or shall have resulted in, the failure of the condition set forth in Section 8.2 to be satisfied by May 1, 2013; or”

4.           The provisions of Sections 11.5, 11.12, 11.13, 11.14, 11.15, 11.16, and 11.18 of the Purchase Agreement shall apply mutatis mutandis to this Amendment as if set forth herein, and any references therein to the “Agreement” shall be deemed, for purposes of this Amendment, to constitute references to this Amendment.

[SIGNATURES ON FOLLOWING PAGE(S)]

IN WITNESS WHEREOF, each of the parties hereto has caused this Amendment No. 1 to be executed by its duly authorized representative as of the date first written above.

UNITED TECHNOLOGIES CORPORATION

By:	/s/ Matthew F. Bromberg

Name:	Matthew F. Bromberg

Title:	Vice President, Corporate Strategy & Development

GENCORP INC.

By:	/s/ Christopher Cambria

Name:	Christopher Cambria

Title:	Vice President/General Counsel

[Signature Page to Amendment No. 1]